Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3352	kwallach@stblaw.com
(212) 455-7862	hui.lin@stblaw.com

May 28, 2021

VIA EDGAR

Re:    FIRST ADVANTAGE CORP

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted May 7, 2021

CIK No. 0001210677

Mara Ransom

Taylor Beech

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of First Advantage Corporation (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its common stock, which amends the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the staff of the Division of Corporation Finance of the Commission (the “Staff”) on May 7, 2021. The Registration Statement has been revised to reflect that it has been filed rather than confidentially submitted, to reflect changes in response to the Staff’s comment letter, dated May 18, 2021 (the “Comment Letter”), relating to the Draft Registration Statement, and to reflect certain other changes. In addition, the Registrant has filed certain exhibits with the Registration Statement and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. The Registrant understands that the Staff requires a reasonable amount of time for review.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise

Securities and Exchange Commission	May 28, 2021

defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Registrant.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors, page 19

1.

We note your revised disclosure on page 117 regarding the multiple FTC consent decrees to which you remain subject and that failure to comply with the decrees and/or relevant law or regulations may subject you to increased risk. Please add related risk factor where applicable.

The Registrant has revised the disclosure on page 20 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 143

2.

We note that you are party to a Services Agreement with your Sponsor that you intend to amend in connection with this offering. Please quantify the fee payable to your Sponsor under the agreement and ensure that the amended agreement is filed. Refer to Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why you are not required to do so.

The Registrant respectfully advises the Staff that there is no pre-determined or fixed fee payable under the Services Agreement, which provides for certain services to be provided by our Sponsor to us from time to time as mutually agreed between us and our Sponsor. As disclosed on page 144 of the Registration Statement, since the agreement was entered into on January 31, 2020, we have reimbursed our Sponsor for expenses only, totaling $57,000, and have not paid any other amounts under the agreement.

The Registrant respectfully submits that the Services Agreement is immaterial in both amount and significance. As part of the Sponsor’s partnership with the Registrant, the Sponsor has provided a multitude of services, including advising management on matters such as corporate strategy, capital markets execution, acquisitions, product and technology strategy, customer acquisition, and talent recruiting. However, to date, the only compensation for services provided under the Services Agreement have been certain of the Sponsor’s internal compensation costs based on time spent by members of the Sponsor’s operating team on certain matters relating to the Registrant (which we believe are consistent with what would be incurred by the Registrant in an arm’s length transaction for similar overall services), pass-through research costs for due diligence conducted in connection with acquisition and investment activities, and board meeting travel. While these compensated services have been beneficial to the Registrant as a whole, they are not material or significant to the Registrant’s business or operations. The Registrant does not expect to receive any services under such agreement for the foreseeable future, other than support similar to what had previously been provided in the past, and does not expect to make any payments to its Sponsor other than the reimbursement of reasonable and documented expenses. On that basis, the Registrant respectfully submits that the Services Agreement is not a material contract that is required to be filed under Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission	May 28, 2021

Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 if you wish to discuss our responses to the Comment Letter.

/s/ Kenneth B. Wallach

Kenneth B. Wallach

/s/ Hui Lin

Hui Lin

cc:	Securities and Exchange Commission
Lyn Shenk
Mara Ransom

First Advantage Corporation
Scott Staples
Bret T. Jardine

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